May 24, 2011

By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410

Attention:             H. Christopher Owings
Division of Corporation Finance

Re:         Public Service Company of New Mexico
Registration Statement on Form S-3
Filed April 15, 2011
File Number 333-173530

Dear Mr. Owings:

As Senior Vice President, General Counsel and Secretary of Public Service Company of New Mexico, a New Mexico corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter addressed to my attention, dated May 13, 2011 (the “Commission Comment Letter”).

Set forth below are the Company’s responses.  For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.  When used in this letter, the “Company,” “we,” “us,” and “our” refer to Public Service Company of New Mexico.

Where You Can Find More Information, page 2

1.
Please revise to incorporate your most recently filed Form 10-Q and any applicable Forms 8-K. Refer to Question 123.05 of our Compliance and Disclosure Interpretations: Securities Act Forms, which is available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, we have revised the disclosure on page 2 of the Registration Statement on Form S-3, as amended (File No. 333-173530) (as amended, the “Registration Statement”) to

Securities and Exchange Commission
May 24, 2011

incorporate the most recently filed Quarterly Report on Form 10-Q.  There are no applicable Current Reports on Form 8-K to be incorporated by reference.

Item 16, Exhibit, page II-2

Exhibit 5.1 Legal Opinion

2.
Counsel cannot assume that the company has the power and authority to enable it to execute, deliver and perform with respect to the notes and related documents. Counsel may rely on other opinions if those opinions are also filed as exhibits. Please delete or revise this assumption.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, our counsel has revised the Exhibit 5.1 opinion to delete the assumption. We have filed such revised opinion as Exhibit 5.1 to the Registration Statement.

3.
We note counsel’s statement in the final paragraph that the opinion is for your benefit and may not be relied upon, quoted, or used by any other person or entity without counsel’s prior written consent. Please obtain and file a revised legal opinion that does not include this statement, as investors are entitled to rely on the legal opinion provided in connection with this offering.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, our counsel has revised the Exhibit 5.1 opinion to delete this statement.  We have filed such revised opinion as Exhibit 5.1 to the Registration Statement.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 24, 2011

Please direct any further questions or comments you may have regarding this filing to the undersigned at (505) 241-2898.

Sincerely,

/s/ Patrick V. Apodaca
Patrick V. Apodaca, Esq.
Senior Vice President,
General Counsel and
Secretary

cc:  Mr. Charles L. Moore
Mr. R. Mason Bayler, Jr.
Mr. David I. Meyers